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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A. PUBLICLY HELD COMPANY CNPJ No. 07.689.002/0001-89 NIRE 35.300.325.761 Call Notice We hereby invite the shareholders of EMBRAER S.A. (“Company”) to attend an Extraordinary General Shareholders’ Meeting (“Meeting”) to be held on October 30, 2026, at 10:00 am, exclusively by digital means, through the Microsoft Teams digital platform ("Digital Platform"), via a link to be provided in due course to accredited shareholders, in accordance with the rules described below, to be considered as held at the Company’s headquarters for the purposes of CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution No.81”), to review and vote on the following agenda: 1. To approve the “Protocol and Justification for the Merger of Embraer GPX Ltda. into Embraer S.A.” entered into by the management of the Company and of Embraer GPX Ltda. (“GPX”) (“Protocol and Justification”), ratifying its execution by the Company’s management; 2. To ratify the appointment and engagement of Forvis Mazars Auditores Independentes - Sociedade Simples, with headquarters in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Conj. 54, 5th floor, CEP 13024-001 enrolled with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Board of the State of São Paulo under No. CRC 2SP023701/O-8 (“Appraisal Firm”), as the specialized firm responsible for preparing the appraisal report of the book value of GPX’s net equity, pursuant to Articles 226 and 227 of Law No. 6,404/76, as of the reference date of June 30, 2026 (“Appraisal Report”); 3. To approve the Appraisal Report; 4. To approve the merger of GPX into the Company, under the terms and conditions set forth in the Protocol and Justification (“Merger”) effective as of October 31, 2026; 5. To authorize the Company’s Management Board to take all measures necessary to implement the resolutions to be approved at the Meeting in connection with the Merger, including, but not limited to, performing all acts necessary for the implementation of the Merger, as well as ratifying all acts already performed; and Pursuant to paragraph 6 of Article 124 of Brazilian Corporation Law, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Articles 22 and 25 of CVM Resolution No. 81, are available to shareholders at the Company’s headquarters and, on the Internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (http://www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). General Instructions: Pursuant to Article 5, Paragraph 4 of CVM Resolution No. 81, the Company clarifies that the choice of the exclusively digital format for the holding of the Meeting took into account several relevant factors, including the historical level of presence and engagement in recent years in which it was held in the exclusively digital format, as well as to enable the participation of foreign shareholders. In addition, a balance was sought between the costs of holding the Meeting and the costs that shareholders would eventually have to attend. Finally, the decision is in line with prevailing practices in the market, reinforcing the Company’s commitment to efficiency and good practices. In this regard, shareholders wishing to participate in the Meeting, either directly or by proxy, shall notify the Company of their intent by email to investor.relations@embraer.com.br, at least two (2) days prior to the Meeting (i.e., October 28, 2026). The accreditation shall contain, mandatorily, (i) the identification of the shareholder and, if applicable, of its legal representative who will attend the Meeting, including their full names and their CPF or CNPJ, as the case may be, and telephone and e-mail address of the applicant; (ii) the e-mail address by which the shareholder wishes to receive the instructions for participation in the Meeting; (iii) information if it belongs to a Shareholder Group, as defined in the Company’s Bylaws and (iv) copy of the documents required for participation in the Meeting, as indicated in the Management Proposal. For individuals: (a) Identification document with a photo of the shareholder or, if applicable, identity document with photo of its proxy and the respective power of attorney, without the need for certification of signature. For legal entities: (a) Current consolidated bylaws or articles of association, as the case may be; (b) Corporate documents that prove the legal representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; (c) Identification document with a photo of the legal representative or proxy, as applicable. For investment funds: (a) Current consolidated governing document of the investment fund; (b) Bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund; (c) Corporate documents that prove the powers of representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and (d) Identification document with a photo of the legal representative or proxy, as applicable. The documents above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br. Shareholders or their accredited legal representatives: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) are not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and (iii) are not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting. The shareholder assumes full responsibility for the possession and confidentiality of the information and guidelines transmitted to it by the Company. The technical requirements for participating in Meeting are: (i) for participating by computer: (i.a) have a web browser compatible with Microsoft Teams installed; (i.b) broadband Internet connection; (i.c) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (i.d) minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and (ii) for participating by mobile device: (ii.a) have the Microsoft Teams applicatione installed; (ii.b) have a broadband Internet connection; and (ii.c) have a camera, microphone and speakers compatible with Microsoft Teams. The Company clarifies that it is not and will not be responsible for any operational or connection issues of the shareholder, nor for any other issues external to the Company that may hinder or make it impossible for the shareholder to participate in the Meeting through the Digital Platform. Additional Information regarding participation in the Meeting: Digital Platform: shareholders who choose to participate in the Meeting through the Digital Platform shall do so using the Microsoft Teams electronic platform, and the guidelines and data for connection in the electronic environment shall be sent to the Shareholders (or, if applicable, their legal representatives or proxies) who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by October 28, 2026, which shall also include the documents required for such Shareholder’s participation in the Meeting as detailed in the Management Proposal. The Digital Platform shall enable shareholders accredited within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in CVM Resolution No. 81. The detailed rules and instructions, as well as additional procedures and information for Shareholder participation in the Meeting through the electronic participation system, are set out in item 3 of the Management Proposal, available on the Company’s Investor Relations website (ri.embraer.com.br), on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). Remote Voting Ballot: To participate in the Meeting through remote voting ballot (boletim de voto à distância), Shareholders submit their remote voting ballots through their custody agents, the bookkeeper of the shares issued by the Company or the central depository where the shares are deposited or, alternatively, directly to the Company, in accordance with the guidelines contained in the Manual for the Meeting published on the same date and available on the websites indicated above. Any documents or proposals, explanations of vote, protests or dissent on the matters to be resolved must be presented on the day of the Meeting, in writing to the Meeting’s presiding officers, which, for this purpose, will be represented by the Secretary of the Meeting. São José dos Campos, September 30, 2026. Raul Calfat Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations